Exhibit 99.1

NEWS RELEASE

Endeavour Silver Achieves Fourth Consecutive Year of Record Silver
Production in 2008, Targets Substantial Growth in 2009

Vancouver, Canada – January 13, 2009 - Endeavour Silver Corp. (EDR: TSX, EJD: DB-Frankfurt and EXK: NYSE-AlterNext) announces that the Company achieved its fourth consecutive year of record silver production in 2008, totaling 2.34 million ounces silver, up 9% over 2007.

Silver production in Q4, 2008 from the Company’s two operating silver mines in Mexico, Guanacevi and Guanajuato, was a record 691,347 oz silver, up 10% over the Third Quarter, 2008 and up 8% over Q4, 2007.  The new all-time high silver production can largely be attributed to the successful rehabilitation and re-commissioning of the Guanajuato Mines project, which was acquired in May 2007 but only re-commenced commercial production in June, 2008 after completion of major mine rehabilitation and safety upgrade programs.

To view the Guanajuato Mines Project, please click here: http://www.edrsilver.com/s/BolanitosMine.asp.

In addition, gold production rose sharply in 2008 to 8,187 oz gold, up 27% compared to 2007.  The increased gold production can also be attributed to re-commissioning of the Guanajuato Mines project as it has significantly higher gold grades compared to Guanacevi.  Expressed as silver equivalents based on a silver: gold ratio of 75: 1, Endeavour’s combined silver and gold production amounted to 881,397 oz silver equivalents in Q4, 2008 and 2.95 million oz silver equivalents in 2008, up 19% over 2007.

To view the Guanacevi Mines Project, please click here: http://www.edrsilver.com/s/Guanacevi.asp

Endeavour plans to release an overview of its 2008 exploration activities by the end of January, 2009 and a more detailed review of its 2008 mining operations and 2009 production forecast in February, 2009.  The 2008 year-end financial results and 2009 financial outlook will be released in late March, 2009.

Bradford Cooke, Chairman and CEO, commented, “We are pleased to announce that Endeavour beat its  revised production forecast of 2.3 million oz silver for 2008, notwithstanding our decision in September to slow production growth so long as the silver price remains depressed.  Management is of the belief that the silver price will rebound in 2009 so we plan to use this time of lower silver prices to accelerate the development of new ore-bodies that will facilitate our next phase of production growth”

“Once the silver price bounces back, and our accelerated mine development projects are well underway, we plan to resume our aggressive production growth so as to achieve our 5th consecutive year of record silver production.  Endeavour’s two operating silver mines should be able to more than double their silver production over the next two and a half years in order to fill the two process plants to their operating capacities. Management will also continue to seek opportunities for growth by acquisitions in 2009.”

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE-AlterNext, EJD: DB-Frankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato State, should propel Endeavour into the ranks of mid-tier primary silver producers.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.